SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2021

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

RADA ELECTRONIC INDUSTRIES LTD.

RADA ANNOUNCES RESULTS OF ANNUAL MEETING

On June 23.2021,  RADA Electronic Industries Ltd.  (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, the Company’s shareholders approved the following resolutions:

(1)	To elect or re-elect five (5) directors, each for a term expiring at our 2022 Annual General Meeting of Shareholders;
(2)	to approve the amendment of the Company’s Articles of Association;
(3)	to approve the updated Compensation Policy of the Company;
(4)
to approve the payment of “Regular Fees” (as defined in the proxy) to our directors, in connection with their service as members of the Board of Directors, as well as the grant of options to purchase Ordinary Shares of our Company to Mr. Yossi Ben Shalom, Prof. Alon Dumanis, Guy Zur, Joseph Weiss and Haim Regev;

(5)
to approve (i) the amendment of the payment formula of the annual performance bonus of Mr. Dov Sella, (ii) the payment of the Special Bonus (as defined in the proxy) to Mr. Sella, and (iii) the grant of options to purchase 550,000 Ordinary Shares of the Company, all in connection with his service as the Company’s Chief Executive Officer;

(6)	to approve the reservation of an additional 500,000 of our Ordinary Shares for grants under the U.S. Taxpayers Appendix of our 2015 Share Option Plan; and
(7)
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021.

           Shareholders of record as of the close of business on May 14, 2021 were entitled to vote at the Meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/Dov Sella
Dov Sella
Chief Executive Officer

Date:  June 23, 2021